UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

           Buenos Aires, December 9th 2015

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref.: EDENOR S.A. - Material fact

Resignation of a Permanent and Alternate Directors

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) (the “Company”) in compliance with applicable laws and regulations, in order to inform that as from Friday December 4th until today, Wednesday December 9th, we have received the resignations of Messrs. Ariel Saks, Emmanuel Álvarez Agis, Eduardo Endeiza, Santiago Durán Cassiet and Eduardo Setti to the position of Permanent Directors of the Corporation and Messrs. Haroldo Montagu, Martín Breinlinger, Juan Donnini and Esteban Serrani to the position of Alternate Directors for which they have been appointed in the Ordinary and Extraordinary General Shareholders’ meeting held on April 28th 2015 by Class B and C Shareholders.

Said resignations were based on personal grounds, shall become effective on December 10th 2015 and shall be submitted for consideration by the Company’s Board of Directors during its next meeting. Likewise, Mr. Santiago Durán Cassiet was a member of Edenor’s Audit Committee.

Best regards,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 10, 2015